Exhibit A

[Translation]

STOCK PURCHASE AND SALE AGREEMENT

Son Asset Management Godo Kaisha (“SAM”) and Heartis Inc. (“Heartis”) hereby enter into this Stock Purchase and Sale Agreement (the “Agreement”) as follows:

Article 1.	(Object of Transfer)

SAM shall transfer to Heartis Three Million Six-Hundred Forty-Thousand Six-Hundred and Nineteen (3,640,619) shares of common stock of Gravity Co., Ltd. (the “Shares”) held by SAM as of the date hereof, and Heartis shall acquire the Shares through purchase (the “Share Transfer”).

Article 2.	(Delivery of the Shares and Transfer Price)

1.	On February 29, 2008, Heartis shall pay to SAM the Transfer Price (as defined in the proceeding paragraph) according to the method specified by SAM, and in exchange for payment of the Transfer Price, SAM shall deliver to Heartis on the same date, the share certificates (the “Share Certificate”) representing the Shares.

2.	The purchase price for the Shares shall be 3,640,619 shares (the number of transferred shares) multiplied by the United States NASDAQ National Market closing price of Gravity Co., Ltd. on February 13, 2008 (United States Eastern Standard Time) (indicated as the price of one-forth (1/4) of one share; provided, however, that if the transaction is not concluded on that day, then such price shall be the first purchase price agreed upon thereafter), multiplied by four, and further multiplied by the yen/dollar middle rate (TTM) exchange rate on February 14, 2008 reported by Mizuho Corporate Bank, Ltd. (the “Share Transfer Price”).

Article 3.	(Representations and Warranties)

SAM hereby represents and warrants to Heartis as of the date hereof that the following are true and accurate:

1.	SAM legally and validly holds title to the Shares, and is listed as a shareholder in the shareholder register of Gravity Co., Ltd. The Shares are free and clear of any lien, pledge, charge or any other restriction of any kind, and SAM has not entered into any agreement with a third party that would restrict this Share Transfer. The applicable laws and the articles of incorporation, bylaws and other internal regulations of Gravity Co., Ltd. do not contain any provisions that would restrict this Share Transfer, and, when the Shares have been registered in the name of Heartis, Heartis shall acquire, and shall be able to exercise on February 29, 2008, all its rights as shareholder without any encumbrances.

2.	The Share Certificate has been legally and validly issued and constitutes a legal and valid representation of the Shares.

3.	Gravity Co., Ltd. is a corporation ( ) legally organized and validly existing under the laws of Korea.

4.	There are no judgments, rulings, orders or settlements (either court-based or out-of-court) that would give rise to the gain or loss of any shareholder rights with respect to the Shares, and there are no legal proceedings or other legal or administrative procedures pending or threatened with the courts or any administrative body with respect to the Shares.

5.	There are no petitions by third parties pending or threatened for preservation measures, enforcement, auction or other proceedings, or any seizures for preservation or dispositions for failure to pay taxes or other duties.

Article 4.	(Termination and Indemnification)

Either SAM or Heartis may terminate this Agreement at any time without notice if the counterparty (the “Breaching Party”) breaches any provision of this Agreement, and the Breaching Party shall indemnify the counterparty for any and all damages, losses, expenses or burdens (regardless of whether or not they arose as a result of a third-party claim, and includes reasonable legal fees) suffered or incurred as a result.

Article 5.	(Confidentiality and Disclosure)

For a period of three (3) years after the execution of this Agreement, neither SAM nor Heartis shall disclose the content of this Agreement, details of its negotiation, and the status of performance, as well as information of the counterparty learned in relation to this Agreement (hereinafter referred to as “Confidential Information”) to a third party (except for necessary disclosure to the officers, employees, target company and to lawyers, certified public accountants, tax attorneys, financial advisors, and other specialized professionals, but the same duty of confidentiality stipulated in this Article shall be imposed on the disclosing party and same hereinafter as pertaining to this Article) without the prior written consent of the counterparty, and shall not use such information for a purpose other than to perform under the Agreement. The following items, however, shall not be considered as Confidential Information:

1.	Information that was already public when disclosed by the counterparty or that became public after it was obtained by the counterparty through no fault of the counterparty.

2.	Information already possessed by the acquirer when disclosed by the counterparty.

3.	Information justly obtained separately by the acquirer without imposition of the duty of confidentiality.

Article 6.	(Assignment of contractual status, rights and obligations)

Neither SAM nor Heartis shall assign, transfer, attach, or dispose of in any other way, its contractual status, rights or obligations either directly or indirectly to a third-party, without the prior written consent of the counterparty.

Article 7.	(Expenses)

Unless otherwise agreed, each party to this Agreement shall bear its own expenses, taxes and public dues with regard to the execution and drafting of, and performance under, this Agreement.

Article 8.	(Exclusive Jurisdiction)

The Tokyo District Court shall be the court of exclusive jurisdiction of the first instance regarding any and all disputes under this Agreement.

Article 9.	(Good faith discussions)

Any matters not set forth in this Agreement shall be decided by mutual good faith discussions between SAM and Heartis in accordance with the spirit of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and sealed in duplicate and each party shall retain one copy.

February 13, 2008

Son Asset Management Godo Kaisha:	Masayoshi Son
Representative Partner
18F Shiodome Sumitomo Bldg.
1-9-2 Higashi Shinbashi
Minato-ku, Tokyo
(Seal)

Heartis Inc.:	Taizo Son
Representative Director
8-16 Shinsencho
Shibuya-ku, Tokyo
(Seal)

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